

July 28, 2011

Via E-Mail
Chris Bauer
Chief Executive Officer
Anchor BanCorp Wisconsin Inc.
25 West Main Street
Madison, WI 53703

      Re: **Anchor BanCorp Wisconsin Inc.**
             Form 10-K for the Fiscal Year Ended March 31, 2011
             Filed June 29, 2011
             Form 10-K/A for the Fiscal Year Ended March 31, 2011
             Filed June 30, 2011
             Definitive Proxy Statement on Schedule 14A
             Filed June 29, 2011
             File No. 001-34955

Dear Mr. Bauer:

      We have reviewed your response letter dated July 21, 2011 and have the following comments.

Form 10-K for the Fiscal Year Ended March 31, 2011

Item 11. Executive Compensation (incorporated by reference to the Definitive Proxy Statement filed June 29, 2011), page 161

Compensation Discussion and Analysis

Employment Agreements, page 25

1.   Please refer to prior comment 4. Please tell us what consideration you gave to Item 402(c)(2)(ix)(D)(1) of Regulation S-K in determining that the severance agreement is not part of your executive compensation program. In this regard, it appears that the severance agreement is a form of compensation for Mr. Bertucci and should therefore be described as such in your compensation discussion and analysis. Please advise or confirm that future filings will describe the severance agreement as part of your executive compensation program for Mr. Bertucci. Further, as this agreement "remains in effect," please file it as an exhibit to your next quarterly report or, if previously filed, please

reference the agreement in your exhibit index. Refer to Item 601(b)(10)(iii)(A) of Regulation S-K.

You may contact Michael F. Johnson, Staff Attorney, at (202) 551-3477 if you have any questions. If you thereafter need additional assistance, please contact me at (202) 551-3464.

Sincerely,

/s/ Kathryn McHale

Kathryn McHale
Senior Staff Attorney